Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


             Beginning January 1, 1998 and Ending December 31, 1998


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                              GPU GENERATION, INC.
                        (Exact Name of Reporting Company)


A                          Subsidiary                   Service Company
  ------------------------------------------------------
                   ("Mutual" or "Subsidiary")


Date of Incorporation April 11, 1994 If not Incorporated, Date of
Organization

State or Sovereign Power under which Incorporated or Organized  Pennsylvania
                                                              ----------------

Location of Principal Executive Offices of Reporting Co.

                     1001 Broad Street, Johnstown, PA 15907
                     --------------------------------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                             1001 Broad Street
R. J. Vodzack      Comptroller & Chief Accounting Officer   Johnstown, PA 15907
-------------------------------------------------------------------------------
      (Name)                            (Title)                  (Address)


Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                                    GPU, INC.
                                    ---------

                                                                               1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing. - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies. - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

      3. Period Covered by Report. - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format. - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed. - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

      6. Deficits Displayed. - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes.
(Regulation S-X, S210.3-01(c))

      7. Major Amendments or Corrections. - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions. - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart. - The service company shall submit with each annual report a copy of its current organization chart.

     10. Methods of Allocation. - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

     11. Annual Statement of Compensation for Use of Capital Billed. - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

        LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                     Page
                                                                         Number


        Description of Schedules and Accounts   Schedule or Account
                                                 Number


COMPARATIVE BALANCE SHEET                         Schedule I               4-5
  SERVICE COMPANY PROPERTY                        Schedule II              6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY    Schedule III              8
  INVESTMENTS                                     Schedule IV               9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                       Schedule V               10
  FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI              11
  STORES EXPENSE UNDISTRIBUTED                    Schedule VII             12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII            13
  MISCELLANEOUS DEFERRED DEBITS                   Schedule IX              14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                    Schedule X               15
  PROPRIETARY CAPITAL                             Schedule XI              16
  LONG-TERM DEBT                                  Schedule XII             17
  CURRENT AND ACCRUED LIABILITIES                 Schedule XIII            18
  NOTES TO FINANCIAL STATEMENTS                   Schedule XIV             19
COMPARATIVE INCOME STATEMENT                      Schedule XV              20
----------------------------
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES       Account 457              21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES    Account 458              22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                      Schedule XVI             23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                                Schedule XVII           24-25
  DEPARTMENTAL ANALYSIS OF SALARIES                      -                 26
  OUTSIDE SERVICES EMPLOYED                              -                 27
  EMPLOYEE PENSIONS AND BENEFITS                         -                 28
  GENERAL ADVERTISING EXPENSES                           -                 29
  MISCELLANEOUS GENERAL EXPENSES                         -                 30
  LEASE/RENTALS                                          -                 31
  TAXES OTHER THAN INCOME TAXES                   Account 408              32
  DONATIONS                                       Account 426.1            33
  OTHER DEDUCTIONS                                Account 426.5            34
  NOTES TO STATEMENT OF INCOME                    Schedule XVIII           35

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                       Page
                                                                  Number


Description of Reports or Statements


ORGANIZATION CHART                                                 36




METHODS OF ALLOCATION                                              37




ANNUAL STATEMENT OF COMPENSATION FOR USE                           38
OF CAPITAL BILLED




VENTURE DISCLOSURES                                                39




FINANCIAL DATA SCHEDULE - FILED VIA EDGAR


NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.



                                                                             4
                      ANNUAL REPORT OF GPU GENERATION, INC.


                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
-------------------------------------------------------------------------------------------
                                                                       CURRENT      PRIOR
                                                                       -------      -----
  SERVICE COMPANY PROPERTY

101   Electric plant in service (Schedule II)                       $     -     $     -
101.1 Property under capital leases (Schedule II)                         -           -
107   Construction work in progress (Schedule II)                         -           -
                                                                        ------      ------
         Total Property                                                      -           -
                                                                        ------      ------

108   Less accumulated provision for depreciation
      of electric utility plant (Schedule III)                            -           -
                                                                        ------      ------

         Net Service Company Property                                     -           -
                                                                        ------      ------

  INVESTMENTS

123   Investment in associated companies (Schedule IV)                     -           -
124   Other investments (Schedule IV)                                      -           -
128   Other Special Funds (Schedule IV)                                    759         759
                                                                        ------      ------
         Total Investments                                                 759         759
                                                                        ------      ------

  CURRENT AND ACCRUED ASSETS

131   Cash       -                                                         -
134   Other special deposits                                               211         249
135   Working funds                                                         90          81
136   Temporary cash investments (Schedule IV)                             -           -
141   Notes receivable                                                     -           -
143   Other accounts receivable                                          9,506      17,384
144   Accumulated provision for uncollectible
         accounts                                                          -           -
146   Accounts receivable from associated
         companies Schedule V)                                          98,054      48,410
152   Fuel stock expenses undistributed (Schedule VI)                      -           -
154   Plant materials and operating supplies                               -           -
163   Stores expense undistributed (Schedule VII)                          -           -
165   Prepayments                                                        4,926         -
174   Miscellaneous current and accrued
         assets (Schedule VIII)                                            -           -
                                                                        ------      ------
               Total Current and Accrued Assets                        112,787      66,124
                                                                       -------      ------

  DEFERRED DEBITS

181   Unamortized debt expense                                             -          -
183   Preliminary survey and investigation charges                         -          -
184   Clearing accounts                                                  1,051          77
186   Miscellaneous deferred debits (Schedule IX)                        3,388       1,322
188   Research, development, or demonstration
         expenditures (Schedule X)                                         -          -
190   Accumulated deferred income taxes                                 14,539      17,135
                                                                        ------      ------
               Total Deferred Debits                                    18,978      18,534

               TOTAL ASSETS AND OTHER DEBITS                          $132,524     $85,417
                                                                      ========    =======




                                                                             5
                     ANNUAL REPORT OF GPU GENERATION, INC.


                     SCHEDULE I - COMPARATIVE BALANCE SHEET


ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31
----------------------------------------------------------------------------
                                                                        CURRENT      PRIOR
                                                                        -------      -----
  PROPRIETARY CAPITAL

201 Common stock issued  (Schedule XI)                                 $    50     $    50
211 Miscellaneous paid-in-capital (Schedule XI)                              -           -
215     Retained earnings/Accumulated other
        comprehensive income/(loss) (Schedule XI)                         (216)        (86)
216 Unappropriated retained earnings (Schedule XI)                           -           -
                                                                        ------      ------
             Total Proprietary Capital                                    (166)        (36)
                                                                          -----     -------

  LONG-TERM DEBT

223 Advances from associated companies (Schedule XII)                        -           -
224 Other long-term debt (Schedule XII)                                      -           -
225 Unamortized premium on long-term debt                                    -           -
226 Unamortized discount on long-term debt-debit                             -           -
                                                                        ------      ------
             Total Long-term Debt                                            -           -
                                                                        ------      ------

  CURRENT AND ACCRUED LIABILITIES

231 Notes payable                                                            -           -
232 Accounts payable                                                    68,478      49,530
233 Notes payable to associated
          companies (Schedule XIII)                                          -           -
234 Accounts payable to associated
          companies Schedule XIII)                                      17,479       3,335
236 Taxes accrued                                                        1,062       1,842
237     Interest accrued                                                    69          58
238 Dividends declared                                                       -           -
241 Tax collections payable                                               (427)        192
242 Miscellaneous current and accrued
          liabilities (Schedule XIII)                                   17,398      16,872
243 Obligations under capital leases-current                                 -           -
                                                                        ------      ------
             Total Current and Accrued Liabilities                     104,059      71,829
                                                                       -------      ------

  DEFERRED CREDITS & OTHER NON-CURRENT LIABILITIES

227 Obligations under capital lease - non-current                            -           -
228.2   Accumulated provision for injuries and damages                   1,091       1,364
228.3   Accumulated provision for pensions and benefits                 27,441      12,249
253 Other deferred credits                                                   -           -
255 Accumulated deferred investment tax credits                              -           -
                                                                        ------      ------
             Total Deferred Credits & Other
             Non-Current Liabilities                                    28,532      13,613
                                                                        ------      ------

282 ACCUMULATED DEFERRED INCOME TAXES                                       99          11
    ---------------------------------

             TOTAL LIABILITIES AND PROPRIETARY
                                                                        ------     -------
             CAPITAL                                                   $132,524    $85,417
                                                                        =======     ======



                                                                               6
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                     SCHEDULE II - SERVICE COMPANY PROPERTY
                     --------------------------------------

                           BALANCE AT                  RETIREMENTS      OTHER      BALANCE AT
                           BEGINNING       ADDITIONS       OR        CHANGES 1/    CLOSE OF
     DESCRIPTION            OF YEAR                       SALES                       YEAR
--------------------------------------------------------------------------------
SERVICE COMPANY PROPERTY

Account

301     ORGANIZATION         $    -          $   -        $   -        $   -         $   -

302     FRANCHISES AND
        CONSENTS                  -              -            -            -             -

303     MISCELLANEOUS
        TANGIBLE PLANT            -              -            -            -             -

389     LAND AND LAND
        RIGHTS                    -              -            -            -             -

390     STRUCTURES AND
        IMPROVEMENTS              -              -            -            -             -

391     OFFICE FURNITURE
        AND EQUIPMENT 2/          -              -            -            -             -
                      -

392     TRANSPORTATION
        EQUIPMENT 2/              -              -            -            -             -
                  -

397     COMMUNICATION
        EQUIPMENT 2/              -              -            -            -             -
                  -

398     MISCELLANEOUS
        EQUIPMENT 2/              -              -            -            -             -
                  -

399     OTHER TANGIBLE
        PROPERTY 3/               -              -            -            -             -
                 -            -----           ----         ----         ----          ----

          SUB-TOTAL               -              -            -            -             -
                              -----           ----         ----         ----          ----

101.1 PROPERTY UNDER
        CAPITAL LEASES 4/         -              -            -            -             -
                       -

107     CONSTRUCTION WORK
        IN PROGRESS 5/            -              -            -            -             -
                    -
     TOTAL                   $    -          $   -        $   -        $   -         $   -
                              =====           ====         ====         ====          ====

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
      N/A

                                                                               7
                             SCHEDULE II - CONTINUED
                             -----------------------




2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

--------------------------------------------------------------------------------
                                                                     BALANCE AT
                      SUBACCOUNT DESCRIPTION         ADDITIONS        CLOSE OF
                                                                        YEAR
--------------------------------------------------------------------
      391.X -             N/A                              -              -
      392.X -             N/A                              -              -
      397.X -             N/A                              -              -
      398.X -             N/A                              -              -







                                   TOTAL             $     -         $    -
                                                      ======          =====


--------------------------------------------------------------------------------


3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        N/A

--------------------------------------------------------------------------------



4/  DESCRIBE PROPERTY UNDER CAPITAL LEASES:

        N/A

--------------------------------------------------------------------------------



5/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        N/A

--------------------------------------------------------------------------------



                                                                               8
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

                      BALANCE AT    ADDITIONS                                      BALANCE
                      BEGINNING      CHARGED                     OTHER CHANGES     CLOSE OF
      DESCRIPTION       OF YEAR         TO       RETIREMENTS  ADD (DEDUCT)1/       YEAR
                                  ACCOUNT 403
--------------------------------------------------------------------------------
Account
-------

301   ORGANIZATION        $   -       $   -         $   -            $   -           $   -

302   FRANCHISES AND
      CONSENTS                -           -             -                -               -

303   MISCELLANEOUS
      INTANGIBLE PLANT        -           -             -                -               -

389   LAND AND LAND
      RIGHTS                  -           -             -                -               -

390   STRUCTURES AND
      IMPROVEMENTS            -           -             -                -               -

391   OFFICE FURNITURE
      AND EQUIPMENT           -           -             -                -               -

392   TRANSPORTATION
      EQUIPMENT               -           -             -                -               -

397   COMMUNICATION
      EQUIPMENT               -           -             -                -               -

398   MISCELLANEOUS
      EQUIPMENT               -           -             -                -               -

399   OTHER TANGIBLE
      PROPERTY                -           -             -                -               -
                           ----        ----          ----             ----            ----

                          $   -       $   -         $   -            $   -           $   -
                           ====        ====          ====             ====            ====



1/      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        N/A





                                                                               9
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                            SCHEDULE IV - INVESTMENTS


INSTRUCTIONS:         Complete the following schedule concerning investments.

                                    Under  Account  124,  "Other   Investments",
                      state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                                    Under Account 128,  "Other  Special  Funds",
                      state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                                    Under   Account   136,    "Temporary    Cash
                      Investments", list each investment separately.

--------------------------------------------------------------------------------
                                                      BALANCE AT      BALANCE AT
           DESCRIPTION                                 BEGINNING        CLOSE OF
                                                        OF YEAR           YEAR
--------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

           NONE


ACCOUNT 124 - OTHER INVESTMENTS

           NONE


ACCOUNT 128 - OTHER SPECIAL FUNDS

           Rabbi Trust                                   $  752         $  752

           Health Care Reserve -
             Keystone Health Plan Mgmt. Co.
             (Central Claim Deposit Reserve)                  7              7
                                                          -----          -----
                                                            759            759
                                                          -----          -----


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

           NONE



                                                          -----          -----
                                        TOTAL            $  759         $  759
                                                          =====          =====


                                                                            10
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998




                  SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES


INSTRUCTIONS:         Complete   the   following   schedule   listing   accounts
                      receivable from each associated company. Where the service company has provided accommodation or convenience payments for  associated  companies,  a  separate  listing of total payments for each associated  company by subaccount should be provided.
--------------------------------------------------------------------------------
                                                              BALANCE AT        BALANCE AT
               DESCRIPTION                                    BEGINNING          CLOSE OF
                                                              OF YEAR              YEAR
--------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATED
                 COMPANIES

                JERSEY CENTRAL POWER & LIGHT COMPANY             $  3,507        $ 20,427

                METROPOLITAN EDISON COMPANY                        28,100          38,970

                PENNSYLVANIA ELECTRIC COMPANY                      16,618          38,480

                GPU INTERNATIONAL, INC.                               144             101

                GPU POWER, INC.                                        41              76

                GPU ELECTRIC, INC.                                    -               -

                GPU SERVICE, INC.                                     -               -

                GPU NUCLEAR, INC.                                     -               -



                                              TOTAL              $ 48,410        $ 98,054
                                                                  =======         =======

--------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                               TOTAL
                                                                                PAYMENTS

                NONE





                                                 TOTAL PAYMENTS          -





                                                                             11
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:         Report  the  amount of labor and  expenses  incurred  with respect  to  fuel  stock  expenses  during  the  year  and indicate amount  attributable to each associated  company.
                      Under the section  headed  "Summary"  listed below give an overall  report  of the fuel  functions  performed  by the service company.


           D E S C R I P T I O N                           LABOR        EXPENSES     TOTAL
--------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

                                                         $ 8,558       $ 3,318      $11,876



        JERSEY CENTRAL POWER & LIGHT CO.                  (  316)          (13)      (  329)

        PENNSYLVANIA ELECTRIC CO.                         (2,584)       (1,062)      (3,646)

        METROPOLITAN EDISON CO.                           (1,516)         (260)      (1,776)

        NONASSOCIATED JOINT-OWNERS                        (4,142)       (1,983)      (6,125)




NOTE: Fuel stock expenses are billed back to the associated companies in the month incurred. Nonassociated companies are billed for their share of joint- owned station fuel stock expenses based on ownership percentage.



                                                         -------       -------      -------
                                              TOTAL      $  -          $  -         $  -
                                                          ======        ======      =======



SUMMARY:      Oil handling at the Jersey Central Power & Light Co.
              fossil fuel generating stations. Coal and oil handling at the Metropolitan Edison Co. and the Pennsylvania Electric Co. fossil fuel generating stations, and at the Keystone, Conemaugh and Homer City joint-owned generating stations.





                                                                              12
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED


INSTRUCTIONS:         Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



            DESCRIPTION                                    LABOR       EXPENSES    TOTAL

--------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED              $   739       $   440     $ 1,179





        JERSEY CENTRAL POWER & LIGHT CO.                 (   52)       (   31)     (   83)

        METROPOLITAN EDISON CO.                          (  171)       (  102)     (  273)

        PENNSYLVANIA ELECTRIC CO.                        (  169)       (  101)     (  270)


        NONASSOCIATED JOINT-OWNERS                       (  347)       (  206)     (  553)











NOTE:   Stores expenses are billed back to the
        associated companies in the month incurred.
        Nonassociated companies are billed for
        their share of joint-owned station stores expenses based on ownership percentage.




                                            TOTAL       $  -          $  -       $  -
                                                         ======        ======    ========



                                                                            13
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS: Provide detail of items in this account.  Items less than
              $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT  BALANCE AT

         D E S C R I P T I O N                         BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR
-------------------------------------------------------------------------------

ACCOUNT 174 -    MISCELLANEOUS CURRENT AND ACCRUED
                 ASSETS


                 NONE



























                                      TOTAL              $  -           $  -
                                                          =====        ======

                                                                              14
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998


                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                   BALANCE AT    BALANCE AT
           D E S C R I P T I O N                   BEGINNING      CLOSE OF
                                                   OF YEAR         YEAR
-------------------------------------------------------------------------------
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

      Officer's Restricted Stock                    $   555         $   439

      Acct. 186.4 Balance - Adjustments to
         Intercompany Receivable/Payables
                                                        507           2,898

      General Engineering Services for Other
         GPU Companies (17)                              63               9

      Normal O&M - Hazelton, PA Project                  49              30

      EMS Link to Real Time Mgmt.
         (R&D Awaiting Funding)                          33               -

      Work done for TMI - By Titus and
        York Haven Workers                               26               -

      Station Modifications - Hazelton, PA Project       21               -

      Inspection of Findley Run Dam by Genco Engrg.      16               -

      Proposal to Build 100 MW CFB in Ireland            15               -

      Portland, PA Outage - Turbine Support              15               -

      Acct. 186.3 Balance - Misc. Carry Forwards
         Into 1998/1999                                   8             (17)

      New York State Electric & Gas                       8               8

      Project Assessments for GPU International (3)       5              (1)

      Portland, PA Gas Turbine                            1               -

      Acct. 186.21 Balance- Misc. Deferred Debits
         - Billed                                         -               3

      Acct. 186.8 Balance- Misc. Deferred Debits
         - Accounts Payable                               -              23

      Acct. 186.01- Balance Sheet and Income
         Statement Accounts  (2)                          -              (4)

                                                    -------         --------
            TOTAL                                   $ 1,322         $ 3,388
                                                     ======          =======

                                                                             15
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998


                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS: Provide a description of each material research,  development, or
              demonstration   project  which  incurred  costs  by  the  service
              corporation during the year.


           DESCRIPTION                                              AMOUNT
--------------------------------------------------------------------------------

ACCOUNT 188 -    RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                 EXPENDITURES

        EPRI Contributions                                          $ 1,873
        Hybrid SNCR/SCR Demo at Seward Station                          210
        North American Research for Ozone                               120
        EPRI TC - Utilizing ICCP for Dispatch                           120
        Generation and Storage                                          112
        Conemaugh Boiler Optimization                                    90
        General - Subsidiaries                                           73
        MK Burner Testing                                                71
        Firing Wood Waste w/Coal in a Wall Fired Boiler                  65
        Development of Low Temp Catalysts                                56
        Gas Turbine Durability Program                                   44
        Upgraded Coal Interest Group                                     40
        EPRI                                                             30
        HCCP Centrifuge Effluent Formulation/Combustion                  26
        Coal Utilization Research Council                                24
        Combustion Turbine & Combined Cycle Users Org.                   23
        Coal Slurry Technical Assoc.                                     18
        Small Tree Replacement (Met-Ed)                                  17
        EPRI Y2K Embedded Systems Project                                15
        Weld Filler Metal Endurance Limit                                15
        General - GPUS, Inc.                                             11
        UBECA Membership                                                 10
        Penn State Acid Deposition                                       10
        Biomass Interest Group Membership                                 9
        Environmental                                                     9

                                                                          15A
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:    Provide   a   description   of   each   material   research,
                 development, or demonstration project which incurred costs by the service corporation during the year.


           DESCRIPTION                                               AMOUNT
--------------------------------------------------------------------------------

ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
            EXPENDITURES (CONT'D)

        PEERC Participation                                               7
        EPRI Fossil RRAC Membership                                       6
        Firing Coal Water Slurry in Tank                                 (7)



        JERSEY CENTRAL POWER & LIGHT CO.                               (389)
        METROPOLITAN EDISON CO.                                        (669)
        PENNSYLVANIA ELECTRIC CO.                                    (1,995)

        NONASSOCIATED JOINT-OWNERS                                      (44)



  NOTE:     Research and development expenses are
            billed back to the associate companies
            in the month incurred.  Nonassociated
            companies are billed for their share of
            joint-owned station R&D expenses based
            on percentages.



                                     TOTAL                          $     -
                                                                     ======


                                                                              16
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998


                                         SCHEDULE XI - PROPRIETARY CAPITAL
--------------------------------------------------------------------------------
                                                     NUMBER OF           PAR OR STATED
ACCOUNT NUMBER        CLASS OF STOCK                  SHARES                  VALUE       OUTSTANDING CLOSE OF PERIOD
                                                    AUTHORIZED           PER SHARE        NO. OF SHARES  TOTAL AMOUNT
    201            COMMON STOCK ISSUED                2,500                   $20  *        2,500          $50,000*
--------------------------------------------------------------------------------
    INSTRUCTIONS:  Classify  amounts in each  account  with brief  explanation, disclosing  the general  nature of  transactions  which gave rise to the reported amounts.

--------------------------------------------------------------------------------
               DESCRIPTION                                                                                AMOUNT
--------------------------------------------------------------------------------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
  NONE


ACCOUNT 215 - RETAINED EARNINGS/ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)                            $ (216)
    GPU Generation, Inc. Excess Pension Plan Minimum Liability Requirement


                                                                                                         -------
                                                                                   TOTAL                 $ (216)
                                                                                                           =====


INSTRUCTIONS:

Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

BALANCE AT        NET INCOME       BALANCE AT
             DESCRIPTION           BEGINNING       OR    DIVIDENDS     CLOSE OF
                                    OF YEAR      (LOSS)     PAID          YEAR
--------------------------------------------------------------------------------
ACCOUNT 216 - UNAPPROPRIATED
              RETAINED EARNINGS

                      NONE



                                                       -----              -----
                       TOTAL                          $   -              $   -
                                                       =====              =====


* In Whole Dollars





                                                                              17
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                          SCHEDULE XII- LONG-TERM DEBT

INSTRUCTIONS:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                  TERMS OF OBLIG    DATE                                BALANCE AT                             BALANCE AT
NAME OF CREDITOR  CLASS & SERIES     OF     INTEREST       AMOUNT      BEGINNING                              1/  CLOSE
                  OF OBLIGATION     MATURITY  RATE       AUTHORIZED     OF YEAR       ADDITIONS DEDUCTIONS     OF YEAR

ACCOUNT 223 -     ADVANCES FROM ASSOCIATE
                  COMPANIES:

                  NONE


ACCOUNT 224 -     OTHER LONG-TERM DEBT:

                  NONE




                                                                      -------                                 ---------
                                                       TOTAL          $  -                                     $  -
                                                                      ======                                  ==========



1/  GIVE AN EXPLANATION OF DEDUCTIONS:




                                                                              18
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                   BALANCE AT    BALANCE AT
         D E S C R I P T I O N                                     BEGINNING      CLOSE OF
                                                                    OF YEAR          YEAR
ACCOUNT 233     - NOTES PAYABLE TO ASSOCIATE COMPANIES

                 NONE
                                                                    -------       -------
                                              TOTAL                 $   -         $    -
                                                                     ======        ======



ACCOUNT 234     - ACCOUNTS PAYABLE TO ASSOCIATE
                 COMPANIES


                GPU SERVICE, INC.                                   $ 2,803       $14,312
                GPU NUCLEAR, INC.                                       368         3,153
                GPU, INC.                                               164            14


                                                                    -------       -------
                                              TOTAL                 $ 3,335       $17,479
                                                                     ======        ======



ACCOUNT 242     - MISCELLANEOUS CURRENT AND ACCRUED
                   LIABILITIES

ACCRUALS
                -  VACATION PAY                                     $ 9,080       $ 8,409
                -  BONUS PAY/INCENTIVE COMPENSATION                   5,485         6,640
                -  OFFICERS DEFERRED COMPENSATION                     1,373         1,605
                -  SICK PAY                                             703           637
                -  WORKERS' COMPENSATION PREMIUMS                       172            79
                -  INSURANCE                                             33            (2)
                -  STORES UNDISTRIBUTED-CREDIT BALANCE                   26            30
                -  GILBERT COMBUSTION TURBINE #9
                     LIABILITY FOR PROGRESS PAYMENTS DUE                  -             -
                -  SEVERANCE PAY                                          -             -
                                                                    -------       -------
                                              TOTAL                 $16,872       $17,398
                                                                     ======        ======



                                                                              19
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:     The space below is provided for important  notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.











                      None



                                                                              20
                     ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998

                                   SCHEDULE XV
                               STATEMENT OF INCOME


ACCOUNT                DESCRIPTION                            CURRENT YEAR       PRIOR YEAR


   INCOME

457        Services rendered to associate companies                $376,021           $380,651
458        Services rendered to nonassociated
             companies                                              385,640            401,563
421        Miscellaneous income or loss                                -                  -
419        Interest income                                              221                204
                                                                   --------            --------

                           Total Income                             761,882            782,418
                                                                    -------            -------

   EXPENSES-Income Statement

500-557    Power production                                         664,912            682,669
560-598    Transmission & distribution expenses                         592                530
901-905    Customer accounts                                           -                  -
906-917    Customer service & information                              -                  -
920        Administrative & General Salaries                           -                  -
921        Office supplies and expenses                                -                  -
922        Administrative expense transferred -
             credit                                                    -                  -
923        Outside services employed                                 40,361             19,365
924        Property insurance                                           938                819
925        Injuries and damages                                        -                  -
926        Employee pensions and benefits                              -                  -
927-935    Other Administrative & General Expense                      -                  -
403-407    Depreciation and amortization expenses                      -                  -
408          Taxes other than income                                 10,170             10,546
409-411.4    Income taxes                                               200                131
426-426.5  Other deductions                                             333              1,326
427-431    Interest expense                                            -                  -
                                                                    -------            -------

              Total Expenses-Income Statement                       717,506            715,386
                                                                    -------            -------

   EXPENSES-Balance Sheet

107        Construction work in progress                             41,101             59,488
108-115    Accumulated provision for depreciation                     3,533              7,969
163        Stores expenses undistributed                               -               -
174        Miscellaneous current & accrued assets                      -               -
183        Preliminary survey and investigation                        (251)              (425)
186        Miscellaneous deferred debits                                                    (7)
188        Research & development                                        (7)                 7
                                                                  ---------           -------

              Total Expenses-Balance Sheet                           44,376             67,032
                                                                     ------            --------

              Net Income or (Loss)                                $      -           $      -
                                                                    =======            =======




                                                                              21
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                      DIRECT         INDIRECT     COMPENSATION     TOTAL
                                       COSTS          COSTS         FOR USE        AMOUNT
NAME OF ASSOCIATE COMPANY             CHARGED        CHARGED       OF CAPITAL      BILLED
                                       457-1          457-2          457-3


JERSEY CENTRAL POWER
 & LIGHT COMPANY                      $  81,452      $  4,763     $   -           $  86,215

METROPOLITAN EDISON COMPANY             130,491         4,804         -             135,295

PENNSYLVANIA ELECTRIC COMPANY           148,113         6,398         -             154,511








                    TOTAL             $ 360,056      $ 15,965     $      -        $ 376,021
                                       ========       =======      =======         ========



                                                                             22
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

                                                DIRECT        INDIRECT     COMPENSATION             EXCESS
                                                 COSTS         COSTS         FOR USE      TOTAL        OR           TOTAL
NAME OF NONASSOCIATE COMPANY                    CHARGED       CHARGED       OF CAPITAL    COST    DEFICIENCY        AMOUNT
                                                 458-1         458-2          458-3                 458-4           BILLED
                                               -------       -------       ----------     ----      --------       --------


ATLANTIC CITY ELECTRIC                         $ 12,957       $   174      $      -      $13,131   $      -        $ 13,131
BALTIMORE GAS & ELECTRIC                         65,795           848             -       66,643          -          66,643
CLEVELAND ELECTRIC ILLUMINATING CO.               1,359           145             -        1,504          -           1,504
DELMARVA POWER & LIGHT                           15,337           203             -       15,540          -          15,540
NEW YORK STATE ELECTRIC & GAS                    30,843         2,123             -       32,966          -          32,966
PENNSYLVANIA POWER & LIGHT                       49,116           648             -       49,764          -          49,764
PHILADELPHIA ELECTRIC                            86,263         1,140             -       87,403          -          87,403
POTOMAC ELECTRIC POWER                           19,576           279             -       19,855          -          19,855
PUBLIC SERVICE ELECTRIC & GAS                    95,151         1,412             -       96,563          -          96,563
UGI CORPORATION                                   2,239            32             -        2,271          -           2,271




                                               $378,636       $ 7,004             -     $385,640    $     -        $385,640
                                                =======        ======       =======     ========    ==========     ========

========






INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:

               Operating Costs - Joint-Owned Generating Stations.






                                                                              23
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

                                     ASSOCIATE COMPANY CHARGES  NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                      DIRECT  INDIRECT          DIRECT   INDIRECT             DIRECT INDIRECT
       DESCRIPTION OF EXPENSES        COST     COST    TOTAL    COST     COST     TOTAL        COST   COST      TOTAL
       -----------------------        ----     ----    -----    ----     ----     -----        ----   ----      -----

500-557    POWER PRODUCTION         $299,797 $10,191  $309,988 $349,458 $ 5,465  $354,923  $649,255   $15,656  $664,911
560-598    TRANSMISISSION AND
             DISTRIBUTION EXPENSES       193       -       193      399      -        399       592         -       592
901-905    CUSTOMER ACCOUNTS               -       -         -        -      -         -         -        -          -
906-917    CUSTOMER SERVICE &
             INFORMATION                   -       -         -        -      -         -         -         -         -
920        ADMIN. & GEN. SALARIES          -       -        -         -      -         -         -         -         -
921        OFFICE SUPPLIES AND EXP.        -       -         -        -      -         -         -         -         -
922        ADMINISTRATIVE EXPENSE
             TRANSFERRED - CREDIT          -       -         -        -      -         -         -         -         -
923        OUTSIDE SERVICES EMPLOYED  35,454  (1,185)   34,269   6,294     (202)    6,092    41,748    (1,387)   40,361
924        PROPERTY INSURANCE            208       -       208      730      -        730       938        -        938
925        INJURIES AND DAMAGES            -       -         -        -      -         -         -         -         -
926        EMP. PENSIONS & BENEFITS        -       -         -        -      -         -         -         -         -
927-935    OTHER ADMINISTRATIVE &
             GENERAL EXPENSES              -       -         -        -      -         -         -         -         -
403-407    DEPREC. & AMORTIZATION          -       -         -        -      -         -         -         -         -
408        TAXES OTHER THAN INCOME
             TAXES                     1,075   6,730     7,805       185  1,989     2,174     1,260     8,719     9,979
409-411.4  INCOME TAXES                    -     439       439        -     (42)      (42)       -        391       391
419.001    OTHER INC./DED. -
             INTEREST-OTHER              (36)      -       (36)    (185)    -        (185)     (221)       -       (221)
426.1-426.5 OTHER DEDUCTIONS             261               261       72     -          72       333        -        333
427-431    INTEREST EXPENSE               -        -        -        -      -         -          -         -         -
                                     -------   ------  -------   -------  -----    ------   -------    ------   -------

TOTAL EXPEMSE-INCOME STATEMENT:      336,952  16,175   353,127  356,953   7,204   364,157   693,905    23,379    717,284
                                     ------- -------   -------  -------  -----   -------  -------     ------    -------

      EXPENSES-BALANCE SHEET

107        CONST. WORK IN PROGRESS    21,458    (196)   26,262   20,026    (186)   19,840    41,484      (382)   41,102
108-115    ACCUMULATED PROVISION
             FOR DEPRECIATION          1,688     (14)    1,674    1,873     (14)    1,859     3,561       (28)    3,533
163        STORES EXP. UNDISTRIBUTED      -       -        -         -      -         -        -          -          -
174        MISCELLANEOUS CURRENT &
             ACCRUED ASSETS               -       -        -         -      -         -        -          -          -
183        PRELIM. SURV. & INVEST.       (41)     -        (41)    (210)    -        (210)     (251)      -        (251)
186        MISC. DEFERRED DEBITS           -      -        -         -      -         -        -          -          -
188        RESEARCH & DEVELOPMENT         (1)     -         (1)      (6)    -         (6)       (7)       -          (7)
                                     -------  ------   ------  -------  -------     ----     -------  -------    ------

TOTAL EXPENSES-BALANCE SHEET:         23,104    (210)   22,894   21,683   (200)    21,483    44,787      (410)   44,377
                                     ------- -------   -------  -------  -----  --------   --------    ------   -------

             TOTAL EXPENSES:        $360,056 $15,965  $376,021 $378,636  $7,004  $385,640  $738,692   $22,969  $761,661



INSTRUCTION:    Provide a breakdown of "Direct Costs" vs.  "Indirect  Costs"
                for charges appearing on the Income Statement For the current year. Indicate whether amounts shown have been "billed to" the account ranges listed.





                                                                              24
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                        BY DEPARTMENT OR SERVICE FUNCTION
                  FOR THE YEAR ENDED DECEMBER 31, CURRENT YEAR

                                               TOTAL            COROPRATE
  DESCRIPTION OF EXPENSES                     AMOUNT   OVERHEAD SUPPORT OPERATIONS MAINTENANCE
--------------------------------------------------------------------------------
           EXPENSES-INCOME STATEMENT

500-557    Power Production                   $664,911 $ 15,656 $ 12,850  $130,920   $76,394
560-598    Transmission and Distribution
             Expenses                              592        -      590         2         -
901-905    Customer Accounts                         -        -        -         -         -
906-917    Customer Service & Information            -        -        -         -         -
920        Salaries and Wages                        -        -        -         -         -
921        Office Supplies and Expenses              -        -        -         -         -
922        Administrative Expense
             Transferred Credit                      -        -        -         -         -
923        Outside Services Employed            40,361   (1,387)   1,135    14,984    19,999
924        Property Insurance                      938        -      782         -         -
925        Injuries and Damages                      -        -        -         -         -
926        Employee Pensions and Benefits            -        -        -         -         -
927-935    Other Administrative & General
             Expenses                                -        -        -         -         -
403-407    Depreciation and Amortization             -        -        -         -         -
408        Taxes other than Income Taxes         9,979    8,719     1,260        -         -
409-411.4  Income Taxes                            391      391        -         -         -
419-001    Other Inc./Dec.-Interest Other         (221)       -     (221)        -         -
426.1-426.5  Other Deductions                      333        -      289          1        1
427-431    Interest Expense                          -        -        -         -         -
                                               -------  -------  -------   -------    ------

           TOTAL EXPENSES-INCOME STATEMENT:    717,284   23,379   16,685   145,907    96,394
                                               -------  -------  -------   -------   -------

           EXPENSES-BALANCE SHEET

107        Construction Work in Progress        41,102     (383)  31,121      (227)    6,717
108-115    Accumulated Provision for
             Depreciation                        3,533      (30)   2,887       366       235
163        Stores Expenses Undistributed             -        -        -         -         -
174        Miscellaneous Current &
             Accrued Assets                          -        -        -         -         -
183        Preliminary Survey & Investigation     (251)       -     (232)        -         -
186        Miscellaneous Deferred Debits             -        -        -         -         -
188        Research & Development                   (7)       -       (7)                  -
                                               -------   -------   -------    -------  -------
           TOTAL EXPENSES-BALANCE SHEET:        44,377     (413)  33,769       139     6,952
                                               -------  -------  -------   -------    -------


           TOTAL EXPENSES:                    $761,661 $ 22,966 $ 50,454  $146,046  $103,346
                                               -------  -------  -------   -------   -------

INSTRUCTION    Provide distribution of expenses by department for the year ended
               December  31, for the Current  year and the prior year.  Indicate whether  amounts  shown  have  been  "billed  to"  the  financial statements of associated companies.



                     ANNUAL REPORT OF GPU GENERATION, INC.

                        For the Year Ended December 31, 1998

                                    SCHEDULE XVII
                          SCHEDULE OF EXPENSE DISTRIBUTION
                                         BY
                         DEPARTMENT OR SERVICE FUNCTION

                    FOR THE YEAR ENDED DECEMBER 31, CURRENT YEAR


DESCRIPTION OF EXPENSES   ENGINEERING      FUELS     ADMINISTRAITON

500-557                  $  16,471       $387,548       $  25,072
560-598                          -              -               -
901-905                          -              -               -
906-917                          -              -               -
920                              -              -               -
921                              -              -               -
922                              -              -               -
923                          1,657          1,577           2,396
924                              -              -             156
925                              -              -               -
926                              -              -               -
927-935                          -              -               -
403-407                          -              -               -
408                              -              -               -
409-411.4                        -              -               -
419-001                          -              -               -
426.1-426.5                      1              -              41
427-431                          -              -               -
                          --------        -------        --------

TOTAL EXPEMSE-
  INCOME STATEMENT          18,129        389,125          27,665
                          --------        -------        --------

EXPENSES-BALANCE SHEET

107                          2,395            346           1,133
108-115                         (4)             1              78
163                              -              -               -
174                              -              -               -
183                            (19)             -               -
186                              -              -               -
188                              -              -               -
                         ---------        -------        --------

TOTAL EXPENSE-
  BALANCE SHEET:             2,372            347           1,211
                         ---------        -------        --------

TOTAL EXPENSES:         $   20,501       $389,472       $  28,876
                         ---------        -------        --------

INSTRUCTION: Provide  distribution  of expenses by department for the year ended
             December 31, for the current year and the prior year. Indicate whether amounts shown have been "billed to" the financial statements of associate companies.



                                                                              26
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                        DEPARTMENTAL ANALYSIS OF SALARIES


                                     DEPARTMENTAL SALARY EXPENSE                    NUMBER
NAME OF DEPARTMENT                      INCLUDED IN AMOUNTS BILLED TO             PERSONNEL
Indicate each department TOTAL           PARENT      OTHER              NON         END OF
or service function.          AMOUNT     COMPANY   ASSOCIATES        ASSOCIATES      YEAR
--------------------------------------------------------------------------------
CORPORATE SUPPORT            $ 15,662    $   -     $ 10,162          $  5,500        201


STATION DIRECT

OPERATIONS                     29,899        -       19,950             9,949        429

MAINTENANCE                    47,413        -       26,685            20,728        663

ENGINEERING                     4,019        -        2,204             1,815         54

FUELS                           6,864        -        3,490             3,374        111

ADMINISTRATIVE                  3,714        -        2,567             1,147         64

                             --------    -------   --------          --------      ------
             TOTAL           $107,571    $   -     $ 65,058          $ 42,513      1,522
                              =======     =======   =======           =======     ======







                                                                              27
                      ANNUAL REPORT OF GPU GENERATION,INC.

                      For the Year Ended December 31, 1998


                            OUTSIDE SERVICES EMPLOYED


INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.

                                                                      RELATIONSHIP
                                                                      "A"=ASSOCIATE
FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE             "NA"= NON   AMOUNT
                                                                      ASSOCIATE

Outside Contractors

R&L Development Co.              Civil Construction                        NA       $ 4,607
NPS Energy Services, Inc.        Precipitator Roof Steel                   NA         4,585
                                  Replacement
ABB Combustion Engineering       Emergency Boiler & Mechanical             NA         3,815
 Services                         Repairs
Harsco Corporation               Scaffolding Services                      NA         2,934
Welding Services, Inc.           Boiler Waterwall Weld Overlay             NA         1,771
Gap Pollution &                  Precipitator High Pressure                NA         1,715
 Environmental                    Water Cleaning
Kirby Electric Service,          Electrical Construction/Repairs           NA           989
  Inc.
Parsons Power Group, Inc.        Technical Support Services &              NA           753
                                 Field Construction Support
                                  Services
Global Power Company             Insulation & Lagging Services             NA           751
Burnham Industrial               Insulation & Lagging Services             NA           704
  Contractors
General Electric Co.             Turbine Services                          NA           660
Francis J. Palo, Inc.            Civil Construction                        NA           566
Westinghouse Electric            Turbine Generator Installation/           NA           554
 Corp.                            Repairs
Ingersoll-Dresser Pump Co.       In-Shop Pump Repairs                      NA           516
Safari Contract Cleaners         Janitorial Services                       NA           490
Allegheny Mfg. & Elect.          Motor Service/Repair                      NA           458
  Service Inc.                   Keystone Station
East Coast Mgmt., Inc.           Overhaul & Maintenance Services           NA           426
Latrobe Window Cleaning Co.      Janitorial Services                       NA           410
Millar Elevator                  Elevator Upgrade                          NA           389
  Services Co.
Commercial Testing &             Coal Surveys                              NA           375
  Engineering
Honeywell                        Service Representative                    NA           372
Fan Services Associates          Fan Blade Wear Nose                       NA           368
                                 Fabrication & Overplating




                                                                         27A
                      ANNUAL REPORT OF GPU GENERATION,INC.

                      For the Year Ended December 31, 1998


                            OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.

                                                                      RELATIONSHIP
                                                                      "A"=ASSOCIATE
FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE "NA"= NON   AMOUNT
                                                                      ASSOCIATE

Outside Contractors (Cont'd.)

Standard Laboratories            Coal Preparation/Analysis                 NA       $   348
Cannon Sline                     Painting Services                         NA           342
World Wide Products, Inc.        Boiler Service                            NA           313
Conco Services, Inc.             Condenser Tube Cleaning                   NA           286
Arco Enterprises                 Sandblasting Services                     NA           285
SE Technologies, Inc.            Engineering Consulting Services -         NA           275
                                  Keystone Station
American Boiler & Chimney        Mechanical Construction                   NA           271
Raytheon Engineers &             Control Computer System                   NA           252
 Constructors                     Modernization & Technical
                                  Support Services
Calibration Testing &            Repair/Calibrate Components at            NA           249
  Instrumentation, Inc.          Keystone Station
Praxair Surface Tech,            Coating Service                           NA           244
  Inc.
Dolan's Welding &                Incidental Welding Services               NA           231
 Steel Fabrication
C.T. & Elecrical Services        Inspection/Repair of Station              NA           209
Sauer, Inc.                      Pipe Installation                         NA           194
Mentzel Electric Co.             Crane Repair                              NA           184
Wiltronics                       Equipment Repairs                         NA           181
Pavilion Technologies            Computer Software/Hardware -              NA           160
                                  Conemaugh Station
Advanced Environmental           Generation Waste Services                 NA           153
 Technical Services
Turbo Research, Inc.             Turbine Services/Repairs                  NA           143
MK Engineering Inc.              Boiler Repairs                            NA           138
Industrial Tube                  Condenser Tube & Turbine Cleaning         NA           137
  Cleaning, Inc.
Sofis Company, Inc.              Ash Hopper Refactory Repairs              NA           134
Homer City Coal                  Coal Cleaning Plant                       NA           133
  Processing Corp.               Operations





                                                                             27B
                      ANNUAL REPORT OF GPU GENERATION,INC.

                      For the Year Ended December 31, 1998


                            OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.

                                                                      RELATIONSHIP
                                                                      "A"=ASSOCIATE
FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE             "NA"= NON      AMOUNT
                                                                      ASSOCIATE

Outside Contractors (Cont'd.)

Team Industrial                  Valve Service/Repair                      NA       $   127
  Services, Inc.
Electric Motor&Supply,Inc.       Motor Service/Repairs                     NA           123
A C Compressor Corp.             Compressor Repairs                        NA           122
Preco Turbine Services           Turbine Services/Repairs                  NA       `   122
  Inc.
Bailey Controls Company          Boiler System Services                    NA           120
D. B. Kelly Assoc., Inc.         Security Guard Service                    NA           117
Harza Engineering Co.            Engineering Services/Inspections          NA           117
C. H. Heist Corporation          High Pressure Water Cleaning              NA           115
TRC Environmental Corp.          Consulting Service for Air                NA           114
                                  Quality Analysis
Speranza Specialty               Machine Services                          NA           109
  Machinery
Kircon-Breco, Inc.               HVAC Repairs                              NA           106
CBP Engineering Corp.            Boiler Piping/Fitting Repairs             NA           105
AC&S, Incorporated               Asbestos Abatement Service                NA           103
Newport News                     Recirculating Pump                        NA           103
  Industrial Corp.               Repair/Service
Inspection Services, Inc.        Ultrasonic Tube Testing                   NA           102
James A. Redding                 Modify Rail Coal Sampling System          NA           101

804 Others (under $100,000)                                                --         9,340
---               --------                                                            -----


                  Sub-Total                                                         $44,216
                                                                                    -------


                                                                       27C
                      ANNUAL REPORT OF GPU GENERATION,INC.

                      For the Year Ended December 31, 1998


                            OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.

                                                                      RELATIONSHIP
                                                                      "A"=ASSOCIATE
FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE             "NA"= NON   AMOUNT
                                                                       ASSOCIATE

Tree Trimming/Removal & Spraying

2 Others (under $100,000)                                                  --       $    12
                                                                                     ------

Temporary Nonprofessional Help
6 others (under $100,000)                                                  --       $   141
                                                                                     ------

Legal Services
Winston & Strawn                 Environmental Legal Services              NA       $   339
Berlack, Israels &               General Legal Services - Plant            NA           253
  Liberman                        Operations
Zimmer Kunz                      Litigation Services                       NA           209
23 Others (under $100,000)                                                 --           340
                                                                                     ------

                  Subtotal                                                          $ 1,141
                                                                                     ------

Professional Services - Other

Woodward-Clyde                   Environmental Services                    NA       $ 1,701
  Consultants, Inc.
GAI Consultants, Inc.            Consulting Services                       NA           508
                                  Keystone/Conemaugh
Reed Consulting Group            Homer City Divestiture                    NA           282
Pilko & Associates               Homer City Environmental Services         NA           229
Pennsylvania Fish & Boat         Environmental Services                    NA           205
  Commission
KPMG Peat Marwick                Financial Statements Audit                NA           176
Pennsylvania State Univ.         Homer City Retraining Program             NA           142
Apple Mobile Medical             Medical Surveillance                      NA           113
Spear Group, Inc.                Computer Programming Services             NA           105
108 Others (under $100,000)                                                --         1,102
                                                                                    -------

                  Sub-Total                                                         $ 4,563
                                                                                     ------


                  Total                                                             $50,073
                                                                                    =======


                                                                              28
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                         EMPLOYEE PENSIONS AND BENEFITS



INSTRUCTIONS:   Provide a listing of each pension  plan and benefit  program provided by the service company. Such listing should be limited to $25,000.


                        DESCRIPTION                                   AMOUNT

           HOSPITAL, SURGICAL, MEDICAL AND DENTAL INSURANCE            9,161

           PENSION PLAN                                                5,845

           O.P.E.B. - HEALTH INSURANCE                                 6,426

           VACATION ACCRUAL                                             (671)

           EMPLOYEE SAVINGS PLAN                                       1,968

           O.P.E.B. - LIFE INSURANCE                                     935

           LONG-TERM DISABILITY - INCOME BENEFITS                          -

           ORDINARY LIFE INSURANCE                                        37

           GROUP LIFE INSURANCE                                          486

           OTHER BENEFITS (Under $25,000)                               (110)


                                                                     -------
                        TOTAL                                        $24,077
                                                                     =======

                                                                            29
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                          GENERAL ADVERTISING EXPENSES



INSTRUCTIONS:         Provide a listing  of the  amount  included  in,  "General
                      Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


      DESCRIPTION          NAME OF PAYEE                      AMOUNT








           None

                                                                              30
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                         MISCELLANEOUS GENERAL EXPENSES



INSTRUCTIONS:  Provide  a  listing  of the  amount  included  in  "Miscellaneous
               General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


               DESCRIPTION                             AMOUNT

Title V Emissions Fees - Keystone Station              $196
Title V Emissions Fees - Conemaugh Station              149
Contribution to Utilities Forestry Projects              10
Boiler Vessel Certificate Fees                            6


                                                       ----
        TOTAL                                          $361
                                                       ====

                                                                              31
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                                  LEASE/RENTALS



INSTRUCTIONS:     Provide a listing of the amount included in "Lease/Rentals", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


           TYPE OF PROPERTY                                 AMOUNT

           BROAD STREET OFFICE RENT                         $ 2,052

           OTHER EQUIPMENT                                    1,285

           DUPLICATING EQUIPMENT                                128

           UNIFORMS                                              83

           TRANSPORTATION EQUIPMENT                              82

           BUILDINGS AND TRAILERS                                14

           MISCELLANEOUS                                         49



                                                            --------

                        TOTAL                                $3,693
                                                            ========

                                                                            32
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408


INSTRUCTION:     Provide an analysis of Account 408, "Taxes Other Than Income
                 Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
                 Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


                          KIND OF TAX                                    AMOUNT

(1)           OTHER THAN U. S. GOVERNMENT TAXES
              ---------------------------------

              Local Real Estate - Pennsylvania                         $   103

              Pennsylvania Unemployment Insurance                          574

              New Jersey Unemployment Insurance                             95

              Maryland Unemployment Insurance                                1
                                                                          -----
                                                      Subtotal             773
                                                                          ----


(2)           TAXES - U. S. GOVERNMENT
              ------------------------

              FICA Taxes                                                 7,951

              Federal Unemployment Insurance                                98

              Title V Emissions Assessment                               1,157
                                                                         -----

                                                      Subtotal           9,206
                                                                         -----



                                                                        -------
                                                      Total            $ 9,979
                                                                         =====


                                                                              33
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                                    DONATIONS

                                  ACCOUNT 426.1


INSTRUCTION:     Provide a listing of the amount  included in Account  426.1,
                 "Donations",  classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                  PURPOSE OF DONATION                 AMOUNT

United Way of Greater
  Johnstown, Inc.                                  United Way                          $ 18
United Way of Indiana County                       United Way                             9
 16 Organizations (under $3,000)                   United Way                            18

 47 Organizations (under $3,000)                   Emergency Services                    15

Elderton Borough Traffic Light                     Community Services                    10

Community Foundation of
  Greater Johnstown                                Community Services                     5
Foundation for a Drug
  Free Penna.                                      Community Services                     5
136 Organizations (under $3,000)                   Community Services                    73

 26 Organizations (under $3,000)                   Health Services                       12

 40 Organizations (under $3,000)                   Education                             15

Johnstown Symphony Orchestra                       Cultural                               4
  10 Organizations (under $3,000)                  Cultural                              11

St. Francis College                                Capital Drive                          6
Clearfield Hospital                                Capital Drive                          5
  1 Organization (under $3,000)                                                           1
                                                                                        ---

       TOTAL                                                                           $207


                                                                              34
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other
              Deductions", classifying such expenses according to their nature.


DESCRIPTION           NAME OF PAYEE                 AMOUNT




        None

                                                                             35
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998



                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:      The space below is provided for important  notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.







                      NONE

                                                                            36
                      ANNUAL REPORT OF GPU GENERATION, INC.
                      For the Year Ended December 31, 1998


                               ORGANIZATION CHART

              ----------------------------------------------------
             |  BOARD OF DIRECTORS                                |
              ----------------------------------------------------|
               |  President                                       |
               ---------------------------------------------------|
                     |  Comptroller & Chief Acctg. Officer        |
                     |--------------------------------------------|
                     |    |  Team Leader - Financial Support      |
                     |--------------------------------------------|
                     |  V.P. Generation                           |
                     |--------------------------------------------|
                     |    |  Maintenance Services Director        |
                     |    |---------------------------------------|
                     |    |  Generation Station Managers/Directors|
                     |    |---------------------------------------|
                     |    |   | Sayreville/Werner/Forked River    |
                     |    |   | Seward/Deep Creek                 |
                     |    |   | Titus                             |
                     |    |   | York Haven                        |
                     |    |   | Warren/Piney/Seneca               |
                     |    |   | Shawville                         |
                     |    |   | Keystone                          |
                     |    |   | Conemaugh                         |
                     |    |   | Homer City                        |
                     |    |   | Portland/Yards Creek              |
                     |    |   | Gilbert                           |
                     |    |    -----------------------------------|
                     |    |  Keystone/Conemaugh Program Director  |
                     |     ---------------------------------------|
                     |  Resource Acquisition & Logistic Dir.      |
                     |--------------------------------------------|
                     |    |  Team Leader-Logistics/Contracts      |
                     |    |---------------------------------------|
                     |    |  Team Leader-Fuels                    |
                     |    ----------------------------------------|
                     |  Process Owner - Recruit & Develop People  |
                     |--------------------------------------------|
                     |  Team Leader-R&DP                          |
                     |     ---------------------------------------|
                     |  Team Leader - Communications              |
                     |     ---------------------------------------|
                     |  Team Leader - Protect Assets              |
                     |     ---------------------------------------|
                     |  Director-Generation Opers.                |
                     |--------------------------------------------|
                     |  Technical Services Director               |
                     |--------------------------------------------|
                     |  Mgr.-R&D                                  |
                     |    ----------------------------------------|
                     |  Team Leader-Strategy                      |
                     |    ----------------------------------------|
                     |  Environmental Mgr.                        |
                      --------------------------------------------

                                                                             37
                      ANNUAL REPORT OF GPU GENERATION, INC.


                              METHODS OF ALLOCATION


        Expenses directly attributable to a particular generating station are billed to the owner(s) of that station in direct proportion to the ownership percentage in the station. Expenses that can be specifically attributed to a particular owner are fully allocated to that owner. The expenses attributed to the five generating stations that are jointly owned between associated and nonassociated companies (i.e., Keystone, Conemaugh, Homer City, Seneca, and Yards Creek) are allocated to the owners in direct proportion to their ownership interest in the station, unless the cost is attributed solely to the associated companies as a group or the nonassociated companies as a group, in which case the expenses are allocated only among the station owners in that group. Expenses attributed to a generating station owned solely by an associated company are allocated to that associated company.

        The allocation of expenses not directly attributable to a particular generating station are in proportion to the direct expenses attributable to the station.

                                                                            38
                      ANNUAL REPORT OF GPU GENERATION, INC.

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED





                     NONE

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1998


                               VENTURE DISCLOSURES



                              SEC FILE No. 70-8289
                      (SEC ORDER ISSUED SEPTEMBER 11, 1996)
                      -------------------------------------

Provision of operation and maintenance services to non-utility generators.


                              SEC File No. 70-8409
                        (SEC Order Issued July 22, 1997)
                        --------------------------------

Provision of services to GPU International and exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in which GPU owns an interest.

ANNUAL REPORT OF GPU GENERATION, INC.



                                SIGNATURE CLAUSE

                      Pursuant to the requirements of the Public Utility Holding
               Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                     GPU GENERATION, INC.
                    --------------------------
                   (Name of Reporting Company)

               By:
                  ----------------------------
                 (Signature of Signing Officer)

               R. J. Vodzack, Comptroller & Chief Accounting Officer
               ------------------------------------------------------
               (Printed Name and Title of Signing Officer)


               Date:      4/30/98
                    -----------------